Rebecca G. DiStefano

Tel +1.954.768.8221

distefanor@gtlaw.com

February 26, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Donald Field
Dietrich King

Re:	Tropical Racing, Inc. Offering Statement on Form 1-A Filed February 12, 2021 File No. 024-11454

Dear Mr. Field and Mr. King:

On behalf of our client Tropical Racing, Inc. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated February 22, 2021 (the “Comment Letter”), with respect to the Offering Statement on Form 1-A filed February 12, 2021 (the “Offering Statement”).  For convenience, the number of each response set forth below corresponds to the numbered comment in the Comment Letter, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type.

If the Staff would like marked copies of Amendment No. 1 to the Offering Statement as filed with the Commission on the date hereof (“Amendment No. 1”) marked against the Offering Statement, please so advise and we would be happy to provide them.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

**************

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 26, 2021

Form 1-A filed February 12, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 39

1.

It appears that your revised discussion regarding the change in general and administrative expenses only includes the specific line item on your consolidated statement of operations titled "General and administrative" and does not a include other costs such as personnel (Salaries and benefits), marketing or even professional fees. Please revise to discuss all other material costs.

 Response:  The Company respectfully acknowledges this comment.  We revised the disclosure contained on pages 39 and 40 to discuss our professional fee expenses, salaries and benefits expenses, marketing and promotional expenses, and travel and entertainment expenses for the years ended December 31, 2019 and December 31, 2018 and for the six month period ended June 30, 2020 compared to the six months ended June 30, 2019.

Upon the SEC’s finding that the Company has fully addressed the SEC’s comment in its Comment Letter, the Company intends to request qualification of the Offering Statement as soon thereafter as possible.

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477

Mr. Field and Mr. King
Securities and Exchange Commission
February 26, 2021

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at (954) 768-8221.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:        Mr. Troy Levy, President

Greenberg Traurig, P.A.  ■  Attorneys at Law  ■  WWW.GTLAW.COM
401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL  33301  ■  Tel 954.765.0500  ■  Fax 954.765.1477